SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Blondel So King Tak Chief Operating Officer Genting Hong Kong Limited c/o Suite 1501, Ocean Centre 5 Canton Road Kowloon, Hong Kong, People’s Republic of China +852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,819,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,819,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,819,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 205,167,499 Ordinary Shares (as defined herein) outstanding as of February 27, 2014 as reported in the Final Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 6, 2014.

CUSIP No. G66721 10 4	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,819,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,819,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,819,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 205,167,499 Ordinary Shares outstanding as of February 27, 2014 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 6, 2014.

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013, as amended and supplemented by Amendment No. 1 filed on August 16, 2013, Amendment No. 2 filed on December 9, 2013 and Amendment No. 3 filed on December 31, 2013 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK”) with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and fourth paragraphs of Item 2 of the Original Schedule 13D in its entirety as follows:

“Star NCLC, a wholly-owned subsidiary of Genting HK, is the record owner of an aggregate of 56,819,334 Ordinary Shares (the “Genting Shares”).  The Ordinary Shares reported as beneficially owned by each Reporting Person include only those Ordinary Shares over which such person may be deemed to have voting or dispositive power.”

“As of February 27, 2014, the principal shareholders of Genting HK are: Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust – 46.05%, and Genting Malysia Berhad (“GENM”) – 17.81%.  GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited (formerly known as IFG International Trust Company Limited), as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”). GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd, as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest. As a result, an aggregate of 63.86% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of February 27, 2014.”

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the paragraph titled “General”:

“Resale Offering (Feb. 2014)

Pursuant to the Shareholders Agreement, on March 4, 2014, the Issuer filed an automatic shelf registration statement on Form S-3 (File No. 333-194311) (the “Shelf Registration Statement”) to register Ordinary Shares for resale by the Shareholders.

On March 4, 2014, the Issuer and the Shareholders entered into an underwriting agreement (the “Feb. 2014 Resale Offering Underwriting Agreement”) with Citigroup Global Markets Inc. (the “Feb. 2014 Resale Offering Underwriter”), pursuant to which, among other things, Star NCLC agreed to sell, and the Feb. 2014 Resale Offering Underwriter agreed to purchase, 7,500,000 Ordinary Shares at a price of $32.97 per Ordinary Share (the “Feb. 2014 Resale Offering”). The Feb. 2014 Resale Offering was made pursuant to the Shelf Registration Statement.

The Feb. 2014 Resale Offering closed on March 10, 2014.

Resale Offering Lock-Up Agreement (Feb. 2014)

In connection with the Feb. 2014 Resale Offering, Star NCLC agreed pursuant to a lock-up agreement (the “Feb. 2014 Resale Offering Lock-Up Agreement”), subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and continuing for 60 days after the date of the Feb. 2014 Resale Offering Underwriting Agreement (such period, the “Feb. 2014 Resale Offering Lock-Up Period”), except with the prior written consent of the Feb. 2014 Resale Offering Underwriter provided, that Genting HK may publish and dispatch, subject to certain conditions, (A) a circular, a notice of general meeting and a proxy form (including any related supplemental documents) in relation to a specific mandate that Genting HK may seek from its shareholders to authorize its board of directors to effect future disposals of the Ordinary Shares (the “Shareholder Consent”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (B) any announcement for the purpose of obtaining the Shareholder Consent.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement and the Feb. 2014 Resale Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement and the Feb. 2014 Resale Offering Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9, respectively, and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates paragraph 3 of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure assumes that there are 205,167,499 Ordinary Shares outstanding as of February 27, 2014 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 6, 2014.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 56,819,334 Ordinary Shares of the Issuer, which constitutes approximately 27.7 % of the outstanding Ordinary Shares of the Issuer.”

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas

Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013) (the “Resale Offering Underwriting Agreement”).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013) (the “Dec. 2013 Resale Offering Underwriting Agreement”).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated here by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2014

STAR NCLC HOLDINGS LTD.

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Director

GENTING HONG KONG LIMITED

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Chief Operating Officer and Authorized Person

INDEX TO EXHIBITS

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated here by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc.